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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            -------------------------

                          COMMISSION FILE NO. 000-23734

                              SCANVEC AMIABLE, LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Israel                              00-0000000-00
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(State or other jurisdiction of          (IRS Employer Identification No.)
 Incorporation or Organization)

                       International Plaza Two, Suite 625
                      Philadelphia, Pennsylvania 19113-1518
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)

                                 (610) 521-6300
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB
             |_| Form N-     SAR

For Period Ended: March 31, 2001
                  --------------------------
|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-K       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
    For the Transition Report Ended:
                                    -----------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

         There are 4 pages in this Form 12b-25.
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    Scanvec Amiable, Ltd.
                           -------------------------------------------------

Former name if applicable:                  Scanvec Co. (1990) Ltd.
                           -------------------------------------------------

Address of principal executive office
(Street and number):   International Plaza Two, Suite 625
                       -----------------------------------------------------

City, state and zip code:  Philadelphia, Pennsylvania 19113-1518
                           -------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

|X|  (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The registrant recently ceased certain operations and such cessation has had a material impact on the quarter's financial results. The registrant cannot fully and accurately reflect the impact of terminating these operations in its financial statements by the prescribed filing date for the 10-QSB without unreasonable effort and expense. The registrant contemplates being able to provide the Commission with its completed Report on Form 10-QSB within 5 days following the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Neil K. Haimm, III, Esq.                         (610) 993-2219
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       (Name)                             (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                Yes |X| No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                                Yes |X| No |_|

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Scanvec Amiable, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2001                  By /s/ Gerald J. Kochanski
                                       -------------------------------------
                                       Gerald J. Kochanski, Chief Financial
                                       Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

         ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                      -3-
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                      PART IV - OTHER INFORMATION - ITEM #3

The results of operations for the three months ended March 31, 2001 are significantly changed from the results of operations for the three months ended March 31, 2000 in the following areas:

         Net Sales increased by $161,000 to $4,026,000 from $3,865,000 in the previous year.

         Cost of Sales increased by $144,000 to $891,000 from $747,000 in the previous year.

         Gross Profit increased by $17,000 to $3,135,000 from $3,118,000 in the previous year.

         Operating Expenses increased by $416,000 to $3,475,000 from $3,059,000 in the previous year. Operating Expenses were higher in 2001 primarily due to the expenses incurred related to the cessation of an e-commerce development project. This decision by the Board of Directors resulted in a charge of $439,000 in the three months ended March 31, 2001. Expenses on this project, during the three months ended March 31, 2000, approximated $97,000.

         Financial Expenses were $10,000 for the three months ended March 31, 2001 compared to $13,000 in the previous year.

         As a result of the above, the registrant incurred a loss of $350,000 for the three months ended March 31, 2001 compared to a $46,000 profit for the three months ended March 31, 2000.














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